Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

IC Power Pte. Ltd.

We consent to the use of our report dated February 23, 2016, with respect to the statement of financial position of IC Power Pte. Ltd. as of December 31, 2015, and the related statements of profit or loss, changes in equity and cash flows for the period from May 4, 2015 (the date in which the Company incorporated) to December 31, 2015, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ Somekh Chaikin

Somekh Chaikin

Certified Public Accountants (Isr.)

Member Firm of KPMG International

Tel Aviv, Israel

September 14, 2016